(AN EXPLORATION STAGE COMPANY)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2009

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

This Management’s Discussion and Analysis (“MD&A”) is dated as of March 29, 2010 and should be read in conjunction with the audited consolidated financial statements of Fronteer Development Group Inc. (the “Company” or “Fronteer” or “We” or “Our” or “Us”) as at December 31, 2009, and the related notes thereto (collectively the “Financial Statements”). We report our financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”).

Our reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. As at December 31, 2009, the value of C$1 was US$0.9555 according to the Bank of Canada1. Further information on the Company can be obtained from our Annual Information Form ("AIF") for the year ended December 31, 2009, available on SEDAR at www.sedar.com.

2009 HIGHLIGHTS

  Cash and short term deposits at December 31, 2009 totaled $147.3 million, up 81.9% from $81.0 million in the prior year.
  Completed a share-exchange acquisition to increase our ownership of Aurora Energy Resources Inc to 100%.
  Hired a Chief Operating Officer and a Vice President, Business Development.
  Completed an initial resource estimate and positive preliminary economic assessment for the Long Canyon gold deposit.
  Delineated high-grade zones and received positive metallurgical results at Northumberland gold deposit.
  Continued to report exceptionally high-grade, near-surface gold intercepts from ongoing drilling by Newmont USA at Sandman.
  Completed a positive preliminary economic assessment for the Michelin Project that supports a financially robust open-pit and underground uranium mining operation.
  Sold our 40% interest in the Agi Dagi and Kirazli gold deposits in Turkey, to Alamos Gold Inc. ("Alamos") for US$16.0 million and 1,600,000 common shares of Alamos (The transaction was completed in January 2010).
  Recognized a significant gain on an equity portfolio investment, resulting in cash proceeds of $11.8 million on the sale of shares. Subsequent to year-end, we recognized further net proceeds of $9.8 million on the exercise of warrants and sale of shares of the same company.

OVERVIEW

Fronteer is a gold-focused exploration and development company with three key gold projects in Nevada, USA, a copper-gold porphyry deposit in Turkey and a large uranium project in Labrador. We have a sufficient treasury to advance our gold projects toward production and also to acquire a producing or near-term producing gold project, if the right opportunity arises. Our shares are listed on the TSX and the NYSE Amex under the symbol FRG.

Mineral Resources

Our measured and indicated resource base, after completion of the sale of our interest in Agi Dagi and Kirazli to Alamos, is 2.9 million ounces gold and 28.0 million ounces of silver and our inferred resource base is 1.1 million ounces gold and 1.7 million ounces of silver.2 The resource base is derived from our interests in four US-based projects

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1 Nominal noon rate as per the Bank of Canada.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

Through Aurora, a uranium exploration and development company, we own the Michelin Project in Labrador, which has a U3O8 resource base of 83.8million pounds measured and indicated, and 52.9 million pounds inferred.3

Additional information about each material project is also available in our AIF dated March 29, 2010, as well as in project technical reports filed on SEDAR.

Gold Projects

We have a significant pipeline of gold projects in Nevada. Three advanced projects with resource estimates represent our highest priorities for production:

1.	Northumberland;
2.	Long Canyon; and
3.	Sandman

Our Halilaga copper-gold porphyry project in Turkey, operated by our 60% joint venture partner, does not yet have a resource estimate, however, a resource estimate is planned to be completed by the end of 2010.

Management Changes

Fronteer continues to strengthen its management team to advance its projects toward production and support our growth objectives.

Mr. Troy Fierro joined us as Chief Operating Officer, a newly created executive position strengthening our operational and mine-development expertise and focus. Mr. Fierro has more than 25 years of experience in mine development, including engineering and design, mine construction, project start-up and operations management. Mr. Fierro is a proven operator and his appointment will help accelerate our transition towards gold production. Mr. Fierro reports to Mark O’Dea, President and Chief Executive Officer.

Mr. Bruce Dumville joined us as President & CEO of Aurora, on the acquisition by Fronteer of the company. Mr. Dumville, who joined Aurora as President and CEO in 2008, has over 25 years of experience in the international mining industry, including functional responsibility for pre-feasibility and feasibility studies, project management, operations and the analysis of new investment opportunities. Mr. Dumville reports to Mr. O’Dea.

Mr. John Dorward joined us as Vice President, Business Development and is principally responsible for initiating, assessing and managing deal flow for us and to help manage our suite of assets to ensure an appropriate fit within the long-term corporate strategy. He will also be involved in showcasing Fronteer’s key assets to existing and potential investors. Mr. Dorward, a former investment banker, and was previously Chief Financial Officer of Melbourne Australia-based Mineral Deposits Limited (TSX: MDM; ASX: MDL). Mr. Dorward also reports to Mr. O'Dea.

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2 Northumberland – Indicated ounces: 36,518,000 tonnes at 1.92 grams per tonne gold and 7.72 g/t silver; Inferred: 6,926,000 tonnes at 3.49 g/t gold and 6.3 g/t silver. Long Canyon (project ounces) – Indicated: 4,808,000 tonnes at 2.35 g/t gold; Inferred: 8,780,000 tonnes at 1.63 g/t gold. Sandman – Measured and Indicated: 7,286,000 tonnes at 1.16 g/t gold; Inferred: 1,287,000 tons at 0.92 g/t gold. Zaca – 24,338,000 tonnes at 0.53 g/t gold and 24.21 g/t silver; Inferred: 298,000 tonnes at 0.63 g/t gold and 35.43 g/t silver.
3 Aurora uranium deposits: Measured and Indicated pounds – 40,177,000 tonnes at 0.09% U308; Inferred 29,054,000 tonnes at 0.08% U308.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

OUTLOOK

We will be making significant steps during 2010 to advance our three key gold projects in Nevada toward production.

  At Northumberland, we plan on continuing metallurgical testing to optimize recoveries and minimize capital and operating costs, as well as undertaking engineering and mining trade-off studies. Once these activities are completed, we plan to complete a preliminary economic assessment.
  At Long Canyon, a $19.8 million development and exploration program is planned for 2010 to move the project to the pre-feasibility stage. The 2010 work-program will include detailed mining and engineering studies, as well as approximately 40,000 metres of infill and exploration drilling. An updated resource estimate, incorporating 2009 drill results, will be also be completed by the end of the second quarter.
  At Sandman, our joint venture partner has proposed a US$6 million exploration and development program focused on the Silica Ridge and North Hill deposits, as well as exploring new target areas. Our joint venture partner continues to meet earn-in obligations and can elect to make a positive production decision by June 2011.

Beyond Nevada, our top exploration priority is Halilaga in Turkey, where our joint-venture partner plans an exploration program to expand and define a copper-gold porphyry deposit. We believe that drilling to date demonstrates that Halilaga has many of the hallmarks of a significant copper-gold system in terms of its size and grade potential.

We have no revenue-producing operations. Our 2010 global budget, inclusive of exploration, development, capital and general and administrative costs, calls for expenditures by Fronteer of approximately $38.1 million, which represents less than 20% of our current cash, short term deposits and investment balance. Given our strong liquidity position, we do not anticipate any problems in funding our budgeted expenditures. The budget does not include expenditures for acquisitions or opportunities, currently unforeseen that may arise during the year.

For our material gold projects, 2009 actual and 2010 anticipated cash exploration and development expenditures are summarized in the following tables:

Fronteer's share of 2009 Actual Expenditures and Anticipated 2010 Cash Expenditures for
Priority Gold Projects

Project	Minerals	Actual expenditures for 2009 ($ millions)	Budgeted expenditures for 2010 ($ millions)(4)	Fronteer ownership%
Northumberland, NV	Gold	3.8	4.4	100%
Long Canyon, NV	Gold	8.4	10.1 (1)	51%
Sandman, NV (2)	Gold	0.3	0.3	95%
Halilaga, Turkey (3)	gold, copper	0.0	1.1	40%
Total		12.5	15.9

(1)	For Long Canyon the budget amount excludes amounts for possible additional surface and water right acquisitions.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

(2)

For Sandman, Fronteer’s share of the exploration expense is insignificant because of a funding agreement with Newmont Mining Company ("Newmont"). The amount listed as Fronteer’s share is for activities such as joint venture monitoring, attending joint venture meetings and legal expenses. See details below. Newmont has not yet advised us of their budget for Sandman in 2010. Newmont has the option to earn a 60% interest in Sandman.

(3)	For Halilaga, our actual 2009 costs are insignificant because of a funding agreement with our joint venture partner, a subsidiary of Teck Resources Ltd.
(4)	Actual budget amounts in US$ converted to CDN$ at an exchange rate of $1.06. Planned expenditures do not include potential acquisition of land and water rights.

PRIORITY GOLD PROJECTS: 2009 UPDATE AND 2010 PLANS

Northumberland (100%-owned)

The Northumberland Project is located in northern Nye County in central Nevada, approximately 400 kilometres southeast of Reno, Nevada. A complete property description, including size and annual holding costs, is contained in the AIF dated March 29, 2010.

Owing to its 100% ownership status, private surface and mineral rights, and meaningful resource size, this archetypal Carlin-style deposit has strong potential for significant annual production and favorable economics in the current gold-price environment. A comprehensive, multidisciplinary program is underway at Northumberland to select the most viable, near-term development approach.

For 2009, we spent $3.8 million at Northumberland. We have an initial budget of $4.4 million (US$4.1 million) for Northumberland in 2010. Work will focus on the initial ongoing metallurgical program, completion of additional mining studies, geological and geochemical sampling on recently staked ground adjacent to our private mineral rights, geology studies for structural controls for mineralization and additional reclamation work on the historic leach pads.

During 2009 we received results from initial metallurgical test work. The results are the first from of a series of tests on the range of mineralization styles found at Northumberland. The studies yielded sulfide gold recoveries of up to 87% for samples that are considered refractory in nature, and 89% for samples considered to be transitional material. Recoveries of 93% were observed on samples with a high cyanide (CN) solubility ratio. These results indicate that Northumberland mineralization can be processed with good recoveries using proven treatment methods.

The outcomes from this test program are very encouraging and will help us to define the economic potential of this project. We are continuing with further metallurgical testing to optimize recoveries and to minimize capital and operating costs.

Additional drilling from surface conducted in the fourth quarter successfully defined and extended two of several high-grade domains that are open for expansion within the known resource. These domains are thought to be two of multiple high-grade zones that characterize the western half of the deposit area. These zones are important in understanding the deposit’s grade continuity and amenability to either open-pit or underground mining methods.

Geotechnical drilling was also conducted to investigate rock quality and strength in areas that may eventually host open-pit high walls. In 2009, we also conducted extensive reclamation of the historical leach pads and collection ponds.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

The state of Nevada approved our application for permits to build a decline to access the deeper parts of the deposit for both an exploration drill program and metallurgical sampling. With permitting in place, we are prepared if our cost / benefit analysis confirms the decline is necessary to continue our understanding of the deposit. The current budget in 2010 has not allocated any funds to completing the decline, which we estimate could cost approximately US$3 million.

Long Canyon (51% owner and operator)

The Long Canyon Project is located in Elko County in northeastern Nevada, approximately 37 kilometres southeast of the town of Wells, NV. A complete property description, including size and annual holding costs, is contained in the AIF dated March 29, 2010. The project is a joint venture in which Fronteer holds a majority interest (51%), is project operator and controls the direction of the program. Fronteer and its 49% partner each pay their proportionate share of project costs.

Our 51% share of project expenditures (including non-cash expenses) for 2009 totaled $8.4 million mainly for 30,000 metres of exploration and infill drilling, and metallurgical testing, and for our 51% share of the M&N Ranch purchase, which secured a portion of the expected amount of water rights for the project.

For 2010, we expect our share of project development and exploration expenditures will total $10.1 million (US$9.5 million). We will focus on permitting, metallurgical testing, approximately 45,000 metres of infill and exploration drilling, mine and infrastructure designs, hydrology and environmental work. We expect to update Long Canyon’s resource estimate, incorporating approximately 30,000 metres of drilling completed in the previous year, by the end of second quarter 2010. Our objective is to advance the project through to pre-feasibility as soon as possible.

On December 1, 2009, we announced that Long Canyon's first preliminary economic assessment ("PEA") supports a financially robust open-pit, run-of-mine heap-leach operation. The PEA was based on the project's initial resource estimate, which was completed March 2009 and comprises an Indicated Mineral Resource of 4.8 million tonnes grading 2.4 g/t gold (363,000 gold ounces) and an Inferred Mineral Resource of 8.8 million tonnes grading 1.6 g/t gold (459,000 gold ounces) at a cutoff grade of 0.3 g/t gold.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

We believe Long Canyon's PEA illustrates the project is viable in today's cost environment and has a solid economic foundation to build upon. Highlights from the Long Canyon PEA are as follows (dollar amounts in US$):

PEA highlights

Total gold produced	565,000 ounces
Average gold grade	2.15 g/t
Average annual gold production	93,000 ounces
Peak annual production	132,000 ounces
Life of mine	6 years
IRR (pre-tax)	64%
NPV (pre-tax)	$145 million
Discount rate	5%
Pay-back period	1.3 years
Net cumulative cash flow (pre-tax)	$181 million
Initial capital expenditures including mining pre-strip, equipment, process, infrastructure & buildings, owners and miscellaneous costs	$66 million
Direct cash costs	$351/oz
Metallurgical recovery rate	87%
Long-term gold price	$800/oz

Note: The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves at this time and as such there is no certainty that the preliminary assessment and economics set forth in the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The results of metallurgical test work, including 30 test leach columns, are currently being compiled and are expected to be released before April 2010. Additionally, SRK submitted 58 composite samples to McClelland Labs for geochemical and waste characterization testing. Results will be used to design the Phase 2 metallurgical program. Preliminary results thus far are very positive with very little acid generating potential identified at the site.

We commenced or completed a number of other studies for the project including pit slope evaluations, and an opportunities and risk analysis which suggested significant opportunities to optimize and enhance the project economics.

We also successfully installed a replacement water well to augment the supply of water to the nearby cities of Wendover, Utah, and West Wendover, Nevada. As a result, the two cities recommended to the BLM, and the BLM agreed, that the depth restriction on our development drilling be removed.

Sandman (95%-owned, subject to 60% earn in by Newmont)

The Sandman Project is located approximately 21 kilometres west of the town of Winnemucca, Nevada. A complete property description, including size and annual holding costs, is contained in the AIF dated March 29, 2010. Newmont USA, the project operator, is a subsidiary of Newmont Mining Corp. of Denver, Colorado, one of the world’s largest gold producers.

We believe Newmont’s closely spaced, large diameter core drilling will strengthen both the definition and grade of Sandman’s Southeast Pediment and Silica Ridge deposits. The current resource estimate does not reflect the results of the last two years of drilling by Newmont. We have reported that 24% of all holes (26 out of 110) drilled by Newmont have returned intercepts of greater than 10 g/t gold over more than 1.0 metres. We expect to receive approval for an expanded Plan of Operations in the second quarter of 2010, which will allow us to complete exploration drilling to test up to eight new targets. Ongoing development drilling and additional geotechnical and metallurgical work are also expected in 2010.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

The Sandman property currently hosts four closely spaced, high-grade oxide gold deposits that are near surface and amenable to open pit mining, and open for expansion. Sandman is within trucking distance to Newmont's Twin Creeks mine, potentially eliminating the need for a stand-alone milling facility and other significant capital expenditures if the project were to proceed to production.

During 2009, Newmont USA spent approximately US$5.8 million on the project, including US$3.9 million on development work and US$1.3 million on exploration and US$0.6 million on land acquisitions. Newmont USA completed 9,000 metres of drilling, with results continuing to highlight near-surface, high-grade oxide gold mineralization. Newmont USA also conducted preliminary metallurgical work, hydrological and geotechnical studies. Bottle-roll leach tests and gravity testing were undertaken using samples from the 2009 drill program. This augments a 1,100-ton bulk sample taken from the Southeast Pediment deposit in 2001 and treated in Newmont's nearby Juniper Mill.

Newmont USA also acquired the private surface rights overlying portions of the Southeast Pediment and Silica Ridge gold deposits, potentially reducing permitting and development obstacles.

As of December 31, 2009, Newmont USA has spent approximately US$8.8 million at Sandman out of US$14 million (or 63%) of the required amount to earn an initial 51% interest. Newmont USA’s budget for Sandman for 2010 is still being finalized. To earn its 51% interest, in addition to its expenditures, by June 2011 Newmont must make a production decision supported by a bankable feasibility study, report reserves, make a commitment to fund and construct a mine, advance the necessary permits, and contribute adjacent mineral interest to the joint venture.

Newmont USA may earn an additional 9% interest in Sandman by spending a further US$9 million on development. We retain a 2% NSR on production of the first 310,000 ounces at Sandman. We can also elect to have Newmont USA arrange financing for up to 40% of development costs. As a result of the Sandman Agreement, future exploration, development, and feasibility studies will be managed by Newmont USA as operator, unless Newmont USA does not elect to earn its interest.

Halilaga (40% owned)

The Halilaga copper-gold project is located approximately 45 kilometres southeast of the town of Çanakkale, in Çanakkale province, Turkey. A complete property description, including size and annual holding costs, is contained in the AIF dated March 29, 2010. Our 60% joint-venture partner is a Turkish subsidiary of Vancouver-based Teck Resources Ltd (“Teck”). Teck solely funded the 2009 program as a condition of the original agreement. Going forward, we will be responsible for our 40% share of the costs at Halilaga.

Drilling to date shows that Halilaga has many of the hallmarks of a significant copper-gold porphyry system in terms of its size and grade potential.

We received the operating license for Halilaga in the second quarter of 2009 and we received forestry permits in the third quarter. Teck completed a $2.0 million, 5,000 metre drill program in January 2010. The target was Halilaga’s main mineralized zone, the Central Zone (also known as the Kestane Zone). Drill results received to date have expanded copper -gold mineralization over a strike length of 1,200 metres and a width of 400 metres, with thicknesses ranging from 100 to 400 metres. The Central Zone is exposed at surface and remains open to the north and south, to the east under younger volcanic cover, and to depth.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

A $2.7 million drill program has been planned for 2010. The program will include 10,000 metres of core drilling, with 8,500 metres of drilling planned for the main Kestane zone in 17 holes, and the remainder planned for targets outside the Kestane zone. Drilling is expected to commence in June. We also anticipate completing a project first resource estimate by year-end. Our 40% share of the Phase I costs are approximately $1.1 million.

The Turkish government announced in late 2009 that it would be amending its mining law and, as a result, no further forestry permits (necessary for constructing drill roads) would be issued until the mining law is amended. These amendments are expected to be passed into law by the end of May 2010. Exploration at Halilaga would only be impacted if the legislative delay extended into the latter half of 2010.

MICHELIN URANIUM PROJECT

Through Aurora, we own 100% of the Michelin Project located south of Kaipokok Bay on the north-east coast of Labrador. A complete property description, including size and annual holding costs, is contained in the AIF dated March 30, 2010. During the first quarter of 2009 we increased our ownership of Aurora to 92.1% from 42.2% . In April 2009 we completed the acquisition of the remaining 7.9% of the common shares of Aurora giving us 100%.

Since our acquisition of control of Aurora, we spent approximately $4.0 million on exploration and development on Aurora's projects and received a refund of performance bonds of approximately $2.1 million. In 2010, we have a development budget of $3.3 million which will focus on finalizing tailings management options, infrastructure design studies, ongoing environmental baseline studies and continuing community consultation.

In September 2009, we announced a positive preliminary economic assessment for the Michelin Project. Highlights from the study are as follows4:

Total U3O8 produced	96.9 million pounds
Average grade (U3O8)	0.09%
Average annual production of U3O8	5.7 million pounds
Life of mine	17 years
IRR (pre-tax)	19.2%
NPV (pre-tax)	US$914 million
Discount rate	8%
Pay-back period	4.7 years
Net cumulative cash flow	US$3.038 billion
Direct cash costs	US$28.57/lb U3O8
Initial capital expenditures including mine, mill, infrastructure (port, road, grid power, etc.) tailings management, environmental, owners costs, decommissioning and engineering, procurement, construction management	US$984 million (including US$132 million contingency)

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4 The Preliminary Economic Assessment was prepared under the supervision of Mr. Steve Cole, P.Eng, Director of Engineering, Aurora, and Mark Hertel, P.Geo, Principal Geologist AMEC, a "qualified person," as such term is defined in National Instrument 43-101.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

Metallurgical recovery rate	87.5%
Long term exchange rate	C$1 = US$0.88
Long term uranium price	US$75/lb U3O8

Note: Rainbow, Nash, Gear, and Inda resources not included in the study. This preliminary economic assessment is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves at this time and as such there is no certainty that the preliminary assessment and economics set forth in the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

In our view, the study shows that, on its own, the Michelin Project provides strong returns in the current economic environment using the term uranium price. Further, given the prospectivity of this new uranium district, the Michelin Project will be the platform for further growth in the region through ongoing discovery and deposit expansion. The project’s combination of a large resource base, low technical risk, high production rates, and excellent location means that this project can expand the foundation of uranium mining in Canada.

Also, we believe there are excellent opportunities to enhance the project economics through optimization of input and throughput factors, including increasing grade through refinements in the geological model, additional infill drilling, and expanding the resource base. Further details of the preliminary economic assessment can be obtained from the 43-101 technical report filed on Sedar at www.sedar.com.

As well, in December 4, 2009, we announced an independent Economic Impact Assessment indicates the Michelin Uranium Project would generate regional benefits of $2.9 billion in income, $1.82 billion in tax revenues and 31,200 person years of employment. The study was conducted by Strategic Concepts, Inc. and Wade Locke Economic Consulting, experienced consulting firms specializing in Canadian resource-based economic impact assessments, with particular expertise in Newfoundland and Labrador projects. The purpose of the study was to measure the economic impacts of the Michelin Project on governments and economies locally and across Canada.

Significant work was also completed in narrowing the potential tailings options down to five tailings solutions. These will be further analyzed and reduced to a final two options for inclusion in future permitting applications and project registration document.

We are now more than two thirds of the way through a three-year moratorium on uranium mining within Labrador Inuit lands. The Nunatsiavut Government imposed the moratorium in April 2008 to give it time to develop environmental legislation and finalize their land use plan.

          On January 28, 2010, the Nunatsiavut government released its draft Land Use Plan ("LUP") for public comment. The LUP outlines a mechanism for the approval of major mining projects, including uranium, on Nunatsiavut land. The LUP indicates that the Michelin and Jacques Lake deposits are within areas that can be designated for mining. Fronteer will endeavour to comply with any permitting requirements associated with its ongoing exploration activities and any potential future mining operations as called for in the LUP and other government legislation governing mining operations.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

The restriction on actual mining is anticipated to be removed on or before March 2011 once the land use plan has been ratified and environmental legislation has been completed. Aurora has initiated a review of this draft plan and will be submitting comments and questions as the document progresses to completion.

Aurora has undertaken an extensive community engagement initiative to build understanding around mining and the benefits communities can expect to derive from the Michelin Project. The initiative includes: holding open houses in all North Coast Labrador communities; conducting small group and one-on-one meetings; meeting local government representatives; opening information centres in Aurora’s Postville and Makkovik offices; and developing a targeted youth and elder information program. Responses to these community initiatives have been very positive, with high attendance and growing interest.

We will continue to focus on community consultations with Labrador residents outlining the environmental health and safety aspects of the Michelin Project and long-term economic benefits. Meetings with the Michelin Project Community Panel are part of this ongoing consultation. Environmental baseline studies are ongoing and Aurora continues to update a project registration document for the Michelin Project to ensure it is ready to be filed with the Federal, Provincial and Nunatsiavut regulators. At present, Aurora is revising its critical path schedule for the Project, including feasibility studies, construction schedule, engineering, environmental assessment and permitting.

Aurora will continue to work with communities and groups in Labrador in preparation for the project registration document.

OTHER PROJECTS

Our pipeline includes several grass-roots and early-stage gold and uranium projects in the US and Turkey and Canada.

During the second quarter of 2009, we granted an option for a period of three years to Enexco International Inc. ("EIC") to acquire up to a 51% interest in certain of our Loomis Mountain claims, part of the Eastern Great Basin Properties.

Also, during the second quarter of 2009 we granted to an independent third party an option to acquire an undivided 100% interest in our none-core Dos Cabezas property in Arizona.

In 2009, we also undertook an extensive project generative effort in the Eastern Great Basin area of Nevada. As a result of this effort, we identified and staked or optioned five potential new projects for follow up work in 2010. We have allocated a total of $2.4 million (US$2.3 million) to these projects, which may include detailed geological mapping, rock and soil geochemical sampling and follow up RC drilling if results of initial work are compelling.

Our 100%-owned Zaca Property contains a large mineral system, a well defined gold-silver mineral resource and potential for discovery of additional surface and underground-mineable deposits. The Zaca Property includes the Zaca deposit and several exploration targets. A complete property description, including size and annual holding costs, and potential for additional obligations at Zaca are contained in the AIF dated March 29, 2010. We incurred costs of $0.1 million at Zaca in 2009 and are budgeting approximately the same amount for 2010. We continue to evaluate the potential at Zaca. However, we will be focusing our efforts and resources on our other above-noted gold projects in 2010.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

We continue to explore the TV Tower property (60% Teck / 40% Fronteer), in Turkey. TV Tower is a high sulphidation precious metals target, similar to the Agi Dagi and Kirazli properties. In 2009, a small program was carried out under the supervision of Teck, consisting of IP geophysics, and geological and geochemical sampling. For 2010, the joint venture has planned a $0.8 million program (our share $0.3 million) consisting of 2,000 metres of drilling and additional IP and ground magnetic surveys as well as additional geological mapping and rock chip / soil geochemical sampling. The project is expected to start in July upon receipt of final permits.

Due to a change in corporate focus and/or unsatisfactory exploration results, we determined that no further work will be carried out at the Baker Lake uranium property in Nunavut, Canada, the Bell Creek and Mill Creek properties in Nevada, USA and the Pirentepe property in Turkey. Accordingly, we have written off costs totaling $5.3 million for these projects.

SCIENTIFIC AND TECHNICAL DISCLOSURE

All scientific and technical disclosure on our property interests set forth above has been prepared under the supervision of and verified by Ian Cunningham-Dunlop, Vice president, Exploration of Fronteer, a “qualified person” within the meaning of NI 43-101.

INVESTMENTS

During the second quarter of 2009 we acquired six million units of Vancouver-based East Asia Minerals Corporation ("East Asia") (TSX-V: EAS) as part of a non-brokered private placement. East Asia has gold and gold-copper projects. Our purchase price was approximately $3.1 million or $0.51 per unit. Each unit was comprised of one common share of East Asia and one-half of one common share purchase warrant. Each whole warrant entitles us to acquire one common share at an exercise price of $0.75 for a period until December 19, 2011.

The shares of East Asia appreciated significantly during the third quarter and we sold the common share portion of our investment, realizing an average sale price of $1.98 per share, or total proceeds of $11.9 million. Subsequent to year-end, we exercised our warrants and sold the common shares at an average price of $4.04, resulting in net proceeds of $9.8 million. The closing price of East Asia common shares was $4.64 per share at December 31, 2009.

We continue to hold other strategic investments and may add to or decrease our position in these investments as our corporate strategy dictates. These investments are carried at fair market value with resulting mark to market adjustments included in comprehensive income.

Subsequent to December 31, 2009, we acquired 1.6 million common shares of Alamos as partial payment for our sale to Alamos of our 40% interest in two gold deposits in Turkey called Agi Dagi and Kirazli. We do not expect to hold these common shares for the long term.

Ongoing obligations related to divestiture of Agi Dagi and Kirazli

Teck and Fronteer completed the sale of our respective 60% and 40% interests in the Agi Dagi and Kirazli properties to Alamos on January 5, 2010. As noted above, we received US$16 million and 1.6 million shares of Alamos for our interest. As at the closing date, the closing price of Alamos on the TSX was $12.67, equivalent to $20.3 million for the 1.6 million shares.

We retain the obligation to pay to Teck a production bonus of US$10 per ounce for every ounce of gold, up to a maximum of 600,000 ounces on Agi Dagi and 250,000 ounces on Kirazli, produced from within a defined resource area on the projects. The total value of this obligation could be as much as US$8.5 million if all of the gold is produced. Alamo has agreed to provide Teck and Fronteer access to future production data in order to calculate any production bonus amount owing to Teck by Fronteer. As neither the Agi Dagi nor Kirazli project has been subject to a feasibility study, there is yet no evidence that any gold production will arise from these properties and therefore the amount of any liability has a high level of uncertainty. As Alamos, moves the projects towards production and completes the necessary studies to determine the viability of the projects, this measurement uncertainty will be reduced and a liability amount may be recorded.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

SELECTED ANNUAL INFORMATION

          The following financial data are derived from our financial statements for the fiscal years ended December 31, 2009, 2008 and 2007 (in thousands, except per share amounts):

	2009	2008	2007
Total revenues	Nil	Nil	Nil
Net income (loss) before discontinued operations	$15,361	($31,709)	$20,375
Basic and diluted earning (loss) per share before discontinued operations	Basic $0.14 Diluted $0.13	Basic ($0.38) Diluted ($0.38)	Basic $0.29 Diluted $0.28
Net income (loss) for the year	$15,361	($31,709)	$20,375
Basic and diluted earnings (loss) per share	Basic $0.14 Diluted $0.13	Basic ($0.38) Diluted ($0.38)	Basic $0.29 Diluted $0.28
Total assets	$521,184	$403,519	$426,437
Long-term liabilities	$51,438	$61,207	$55,986
Cash dividends declared	Nil	Nil	Nil

RESULTS OF OPERATIONS

DECEMBER 31, 2009 VS DECEMBER 31, 2008

For year ended December 31, 2009, we earned $15.4 million, or $0.14 per share, while for the year ended December 31, 2008, we lost $31.7 million, or $0.38 per share. Contributing to the change year over year was a foreign exchange gain in 2009 due to the weakening US$, compared to a large foreign exchange loss in 2008, a larger future income tax recovery in 2009 and the realization of gains on the revaluation of financial instruments and the sale of long term investments. Offsetting these gains was an increase in operating expenses, due mainly to the acquisition of Aurora.

Operating expenses totaled $27.4 million for 2009, up 3.0%, as compared to $26.6 million for 2008. The reasons for the overall increase was an increase in wages and benefits costs, office and general expenses, professional fees and investor relations expense, offset by a reduction in write-downs of exploration properties and deferred exploration expenditures, stock-based compensation expense and property investigation expense.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

Wages and benefits costs increased to $6.2 million, or 82.3%, for 2009, as compared to $3.4 million for 2008. In March 2009, we began to consolidate the results of Aurora upon acquiring control of Aurora which resulted in the recognition of additional wages and benefits expense. Prior to March 2009, Aurora was accounted for as an equity investment with our share of Aurora's income or loss separately identified on the statement of operations. In addition, we hired additional senior staff and realized a general increase in administrative wages over the prior period. In addition, wages and benefits increased as a result of severance paid to employees who were terminated during the period, particularly as a result of the Aurora acquisition. In total we recognized a total of $1.9 million in wages and benefits expense, specific to Aurora in 2009. The total wages and benefits expense for project staff are charged to mineral properties and deferred exploration expenditures when incurred.

Write-downs of exploration properties and deferred exploration expenditures were $5.3 million for 2009, as compared to $10.6 million for 2008. Exploration property expenditures are written off when the project is no longer considered viable and the asset is therefore impaired.

Stock based compensation expense, arising from the vesting of granted employee stock options, totaled $4.5 million for 2009, as compared to $6.0 million in 2008. Stock based compensation expense varies from period to period depending upon whether options are granted in a period and whether options have fully vested or were cancelled in a period.

Office and general expenses were $4.3 million, up 230% in 2009, compared to $1.3 million in 2008. Office and general expenses includes assorted costs, such as the cost of insurance, rent, office supplies and consulting costs. The increase is directly attributable to the consolidation of Aurora’s results upon completion of the acquisition of Aurora, an overall increase in the number of employees and an increase in annual insurance costs over 2008. Aurora's direct contribution of office and general expenses was $1.1 million.

Professional fees, which include legal, audit, accounting and financial advisory fees, increased to $2.4 million in 2009, an increase of 71.4% from $1.4 million in 2008. The increase in fees is primarily attributed to ongoing legal work on various legal and corporate matters, additional assistance preparing our annual corporate filings, and fees paid to consultants to assist us with new accounting requirements and corporate and financial advisory fees. Transaction costs related to the acquisition of Aurora totaled $2.2 million, and have been capitalized as part of our investment in Aurora.

Property investigation costs totaled $2.4 million in 2009, as compared to $2.5 million in 2008. We expense the costs of identifying and exploring new projects until such time as we have the legal right to exploit the property. The 2008 amount is higher than the 2009 amount due primarily to a higher US$ exchange rate in 2008 as the majority of property investigation costs were incurred in US$.

Investor relations, promotion and advertising expenses were $1.3 million in 2009, compared to $0.6 million in 2008. The increase was primarily attributable to the acquisition of Aurora’s operations, costs associated with marketing Aurora’s Michelin Project, and timing of and increased costs for travel and related trade shows.

Other income, which consisted primarily of a gain on the sale of our investment in East Asia, foreign exchange gains or losses, interest income and mark to market adjustments on share purchase warrants acquired in 2009, totaled $32.6 million for 2009, compared to a loss of $8.9 million in 2008.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

During the third quarter, we sold 6 million common shares of East Asia at an average price of $1.98 per common share, realizing a gain on the sale of $9.6 million compared to a gain of $1.8 million on the sale of Latin American Minerals Inc. ("LAT") common shares in 2008. We also recognized an $11.6 million positive mark to market adjustment on warrants of East Asia in 2009 (we exercised the warrants and sold the underlying common shares subsequent to year end. See Subsequent Events for details). Interest income increased over 2008, as a result of the increased average cash balances primarily resulting from the Aurora acquisition, offset by lower realized interest rates. We realized a $7.6 million foreign exchange gain for the year ended December 31, 2009, compared to a foreign exchange loss of $11.7 million in 2008. We have a sizeable future income tax liability that is denominated in United States dollars. The United States dollar weakened considerably during 2009, resulting in the recording of the unrealized foreign exchange gain.

Total assets at December 31, 2009, were $521.2 million, up 29% from $403.5 million at December 31, 2008, primarily as a result of the acquisition of Aurora and consolidation of Aurora's assets and liabilities commencing March 2009 and the sale of the shares of East Asia. Offsetting the Aurora acquisition and the East Asia sale was cash used in operating activities of $13.2 million. During 2009, we realized cash inflows from the exercise of options of approximately $1.7 million.

We have not yet completed feasibility studies to determine whether any of our exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.

DECEMBER 31, 2008 VS DECEMBER 31, 2007

Our net loss for the year ended December 31, 2008, was $31.8 million, or $0.38 per share, compared to a net income of $20.4 million, or $0.29 per share, for year ended December 31, 2007. Contributing to the period-over-period differences was the recognition of a large non-cash foreign exchange loss, a decrease in the non-cash dilution gain on our investment in Aurora, increased operating expenses such as write-downs of exploration properties, wages and benefits, office and general, and professional fees and a significant decrease in stock-based compensation expense year over year.

In 2008, we recognized an $11.7 million foreign exchange loss (non-cash), primarily on the translation of a US dollar denominated future income tax liability.

We recognized a dilution gain of $71,049 for the year ended December 31, 2008, as compared to a dilution gain of $43.0 million for the year ended December 31, 2007. Prior to the acquisition of control of Aurora, we recognized a dilution gain when its interest in Aurora was reduced as Aurora issued additional shares. The dilution gain represented the fair value of our share of the consideration paid by new investors in Aurora in excess of the carrying value of our investment in Aurora. Aurora issued fewer shares at lower prices in 2008 to date, as compared to the same period in 2007.

Stock-based compensation expense for the year ended December 31, 2008, decreased to $6.0 million from $8.7 million for the same period in 2007. Stock-based compensation expense was comprised of the fair value of stock options granted to employees, directors and consultants that vested in the period. We granted stock options with varying vesting terms ranging from immediate vesting to vesting over three years. We used the Black-Scholes option pricing model to determine the fair value of options granted, and recognized the fair value of the option as an expense or addition to exploration properties and deferred exploration expenditures over the vesting term of the option.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

Wages and benefits costs increased to $3.4 million for the year ended December 31, 2008 from $2.3 million in the same period in 2007. An increase in the overall number of employees after the acquisition of NewWest Gold Corporation (“NewWest”) (completed in September 2007), severance paid in connection with closing of the Denver office and a general increase in wage rates, offset by a smaller annual bonus amount in 2008, as compared to 2007, attributed to the increase. Exploration staff salaries for work performed on a specific project are deferred to exploration properties and deferred exploration expenditures when incurred.

Property investigation costs for the year ended December 31, 2008 were $2.5 million, compared to $2.4 million for the same period in the prior year. We were actively investigating new projects, and incurred costs exploring numerous properties in an attempt to identify new projects. The costs of this exploration is expensed as property investigation costs until a specific property is acquired, or the right to acquire a property is obtained, after which exploration costs will be capitalized. We also incurred $30,667 in site restoration costs for our Longtom property, Canada, which was included in the 2008 property investigation cost balance.

For the year ended December 31, 2008 we wrote-off deferred exploration costs totaling $10.6 million. The amounts primarily related to expenditures incurred on our Antelope Creek and Granite properties, in Nevada, the Wernecke Mountains properties in the Yukon, Canada and the Samli property and other minor properties in Turkey. In 2007, we wrote-off $1.8 million in expenditures incurred on the San Pedro, Clara and Agua Grande projects in Mexico.

Office and general expenses for the year ended December 31, 2008 and 2007 were $1.3 million and $0.7 million respectively. The increase in office costs in 2008 was primarily attributable to increased insurance costs and additional administrative costs associated with the acquisition of NewWest and a decrease in the amount of costs reimbursed by Aurora as Aurora moved its head office to its own location in St. John’s, Newfoundland.

Professional fees, which included legal, accounting, audit and other advisory fees, for the year ended December 31, 2008, were $1.4 million, as compared to $0.7 million for the same period in 2007. Increased costs to test SOX 404 compliance, fees paid to consultants to assist us with new accounting requirements in the U.S., increased accounting complexity of our operations, the costs of an ongoing internal review of our stock option granting practices (see “Critical Accounting Estimates” below), accounted for the increases.

Investor relations, promotion and advertising expenses totaled $0.6 million for the year ended December 31, 2008, compared to $0.8 million for the same period in 2007. The decrease was primarily attributable to decreased annual report costs for 2008, as compared to 2007. Also, we incurred less expenditure for printing and presentation materials in 2008 as compared to 2007. We managed many of our projects internally, thereby reducing our reliance on external consultants.

During the first quarter of 2008, we sold our common share investment in LAT for net proceeds of $5.3 million, resulting in a realized gain of $1.8 million. During the second quarter of 2008, the remaining share purchase warrants of LAT expired unexercised, resulting in a loss of $0.4 million.

Interest income decreased to $3.0 million for the year ended December 31, 2008, compared to $3.8 million, for the same period in the prior year. The decrease was attributed to a decreased overall cash balance in 2008 as compared to 2007, and realization of lower interest rates in 2008, as compared to 2007.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

We also realized our share of the operating loss of Aurora for the year ended December 31, 2008, which totaled $1.8 million, as compared to $3.9 million for the year ended December 31, 2007. Aurora’s decrease in net loss period over period was mainly due to increased interest income and less stock-based compensation expense recognized year over year.

Total assets at December 31, 2008, decreased to $403.5 million from $426.4 million at December 31, 2007, primarily as a result of cash used in operating activities of $6.0 million and the expensing of previously capitalized exploration costs. For the year ended December 31, 2008, we realized cash inflows from the exercise of options of $0.4 million.

ACQUISITION OF AURORA

On March 2, 2009, we increased our ownership of Aurora to 92.1% of the issued and outstanding shares from 42.2% by issuing 30,134,229 of our common shares at a price of $2.90. As a result of our significant shareholding in Aurora, we began to consolidate 100% of the financial results of Aurora. We completed a second-step acquisition on April 21, 2009 by issuing a further 4,806,661 of our shares for the remaining 7.9% of Aurora. The transaction has been accounted for as an asset purchase and the cost of each item of property, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its fair value at the time of the acquisition.

Based upon the March 2, 2009, balance sheet of Aurora, the preliminary allocation of the purchase price, summarized in the table below (in thousands of dollars), is subject to change5.

Purchase price:
34,940,890 common shares of Fronteer	$101,329
Options exercisable into shares of Fronteer	3,023
Acquisition costs	2,192
$106,544
Existing book value of equity investment in Aurora	74,042
$180,586

The purchase price and existing book value of equity investment in Aurora were allocated as follows:

Net assets acquired:
Current assets	$98,503
Other assets	1,800
Exploration properties and deferred exploration expenditures	92,369
Other liabilities	(3,378)
Future income tax liability	(8,708)
$180,586

______________________________________
5 The preliminary purchase price allocation is subject to change and is based upon management's current best estimate of the value of the assets and liabilities of Aurora. This estimate may be refined over the coming months. During the second quarter, management revised its total for acquisition costs to reflect additional costs to complete the second step of the Aurora acquisition

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

SUMMARY OF QUARTERLY RESULTS

The following information (in thousands of $, except per share amounts) is derived from our quarterly consolidated financial statements for the past eight quarters, along with an explanation for the significant items resulting in variances from quarter to quarter:

	Dec 2009 $	Sep 2009 $	June 2009 $	Mar 2009 $	Dec 2008 $	Sept 2008 $	Jun 2008 $	Mar 2008 $
Income (loss) before discontinued operations	7,438	11,889	1,486	(5,452)	(19,039)	(5,086)	(1,360)	(6,223)
Basic earnings (loss) per share before discontinued operations	0.07	0.10	0.01	(0.06)	(0.23)	(0.06)	(0.02)	(0.07)
Diluted loss per share before discontinued operations	0.07	0.09	0.01	(0.06)	(0.23)	(0.06)	(0.02)	(0.07)
Net earnings (loss) for the period	7,438	11,889	1,486	(5,452)	(19,039)	(5,086)	(1,360)	(6,223)
Basic earnings (loss) per share for the period	0.07	0.10	0.01	(0.06)	(0.23)	(0.06)	(0.02)	(0.07)
Diluted earnings (loss) per share for the period	0.07	0.09	0.01	(0.06)	(0.23)	(0.06)	(0.02	(0.07)

For the three months ended December 31, 2009, we recorded a further $6.2 million gain on the fair market value adjustment of the warrants of East Asia. In addition, we recorded an unrealized foreign exchange gain of $1.5 million on certain US$ denominated liabilities as the US dollar continued to decline in value during the quarter. Offsetting these gains was the decision to write off $1.1 million in exploration property and deferred exploration expenditures.

For the three months ended September 30, 2009, we realized a gain on the sale of shares of East Asia in the amount of $9.3 million and realized a further $5.0 million gain on the fair market value adjustment of the warrants of East Asia. In addition, we recorded an unrealized foreign exchange gain of $3.2 million on certain US$ denominated liabilities as the US dollar continued to decline in value during the quarter. Offsetting these gains was the decision to write off $3.6 million in exploration property and deferred exploration expenditures when it was determined that we would no longer explore the underlying mineral interests.

For the three months ended June 30, 2009, we incurred a significant increase in operating expenses, primarily as a result of consolidating the results of Aurora for a full quarter. During the quarter, we wrote-off $0.6 million in mineral property and deferred exploration costs attributed to the Mill Creek and Bell Creek properties, upon abandonment of the mineral leases. An internal assessment of the leases determined that further work was not warranted. We also realized a $4.1 million foreign exchange gain, primarily on a U.S. dollar denominated future income tax liability, as a result of the weakening U.S. dollar during the quarter.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

For the three months ended March 31, 2009, we recorded stock-based compensation expense (non-cash expense) of $2.4 million. We also recognized a foreign exchange loss of $1.3 million, which arose mainly on the revaluation of a U.S. dollar denominated future income tax liability and we realized our portion of the equity loss in Aurora up to March 2, 2009 of $0.9 million. We began to consolidate 100% of the results of Aurora after March 2, 2009. Finally, we recorded a significant future income tax recovery of $1.8 million.

For the three months ended December 31, 2008, we wrote-off exploration expenditures totaling $8.7 million, primarily relating to our Wernecke Properties in the Yukon, Canada and recorded a stock-based compensation expense (non-cash expense) of $0.6 million. A significant foreign exchange loss of $9.3 million was recorded in the quarter, which arose mainly on the revaluation of a U.S. dollar denominated future income tax liability. We also recorded a future income tax recovery of $2.7 million.

For the three months ended September 30, 2008, we recorded a stock-based compensation expense (non-cash expense) of $0.7 million. We also recognized a foreign exchange loss of $1.5 million, which arose mainly on the revaluation of a U.S. dollar denominated future income tax liability. We also recorded a future income tax recovery of $0.5 million and wrote-off exploration expenditures totaling $1.6 million, primarily relating to the Antelope Creek property.

For the three months ended June 30, 2008, we recorded a stock-based compensation expense of $0.6 million. We also recognized a foreign exchange gain of $0.7 million, which arose mainly on the revaluation of its future income tax liability. In addition, we recorded a future income tax recovery of $0.6 million.

For the three months ended March 31, 2008, we recorded a stock-based compensation expense (non-cash) of $4.1 million. We also recognized a foreign exchange loss of $1.6 million, which arose mainly on the revaluation of a U.S. dollar denominated future income tax liability. In addition, we recorded a gain on the sale of our investment in LAT of $1.8 million.

LIQUIDITY

We currently have no operating revenues other than interest income and rely primarily on equity financing and on occasion asset sales, as well as the exercise of options to fund our exploration and administrative costs.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

We had the following contractual obligations as at December 31, 2009:

	Payments Due by Period (in thousands of $)
Contractual obligations	Total	1-3 years	4-5 years	> 5 years
Operating leases	4,077	2,517	629	931
Property leases(1)	5,243	2,887	1,398	958
Other Long Term Obligations(2)	1,057	-	-	1,057

(1)	the majority of these payments are optional. Should we wish to give up the claim or lease, the payment is not required.

(2)	other long term obligations relate to the long term asset retirement obligation outlined on our balance sheet.

We have no debt. The only long-term lease commitments are the operating leases for our office premises and equipment. We also have obligations on our mineral property interests that should we wish to continue having a right to the mineral interest of a property, cash payments to the government or underlying land or mineral interest owner, may be required. Most of these are not firm commitments, with such obligations being eliminated should we choose to no longer invest funds exploring the property. Restricted cash on our balance sheet of $0.6 million relates to escrowed funds set aside to ensure the newly drilled water well at Long Canyon can be effectively connected to the local water supply. Once the well is fully operational, the funds will be released from escrow.

At December 31, 2009, we had cash and short-term deposits on our balance sheet of $147.3 million and working capital of $144.5 million as compared to cash and short-term deposits of $81.0 million and working capital of $78.4 million at December 31, 2008. The change in cash and short-term deposits and working capital of $66.3 million and $66.1 million, respectively, is primarily due to our acquisition of and consolidation of Aurora and its financial results since March 3, 2009, offset by cash exploration expenditures (net of recoveries) $17.1 million and cash used in operations of $13.1 million. At March 29, 2010, we have cash and short term deposits of approximately $168.1 million and available for sale investments with a fair value of approximately $22.9 million.

We believe that our current cash resources are sufficient to fund our currently planned exploration and administrative budget through 2010 and beyond and should provide us sufficient resources to actively pursue acquisitions for our exploration and development property portfolio without the need to raise capital in the near to mid term. We continue to look at other properties for acquisition. If global conditions persist, there may be viable projects available for acquisition because of financial hardships the underlying property owners may have.

On a longer term outlook, should the global economic conditions persist and project financing continue to be difficult to obtain, it may limit our ability to develop and/or further explore our properties.

HEALTH, SAFETY AND ENVIRONMENT

We place a great emphasis on providing a safe and secure working environment for all of our employees and protecting the environment. There were no lost time accidents or significant environmental incidents at any of our operations in 2009. At Long Canyon, we have hired a safety coordinator to design and monitor employee health and safety programs to further improve the safety of our employees. It is anticipated these measures will also be rolled out at our other significant US operations in the near future.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

We are subject to federal, provincial, territorial and state, and local environmental laws and regulations. We have put in place ongoing pollution control and monitoring programs at our properties, and posted surety bonds as required for compliance with provincial, state and local closure, reclamation and environmental obligations. Estimated future reclamation and property closure costs are based on current legal and regulatory requirements. We record the fair value of reclamation and property closure costs, as determined by an independent consultant, in the period in which they are incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset's life. Ongoing reclamation activities associated with exploration stage properties are capitalized to exploration in the period incurred.

At December 31, 2009, we recorded a long term liability totaling $1.1 million, primarily for our reclamation obligation with respect to the Northumberland deposit, which has seen past production. Reclamation of disturbance from prior mining activity, primarily related to reclaiming historic leach pads at Northumberland was carried out in 2009. We anticipate that government authorities will require additional reclamation at the Northumberland site in 2010. We have posted reclamation bonds of $3.6 million, primarily relating to Northumberland, in satisfaction of these ongoing obligations. We do not believe we have any other significant reclamation liability due to the early stage nature of our remaining exploration projects.

The significant remaining environmental risks associated with our exploration projects relate to handling of fuel and fuel storage systems. These risks are mitigated through the use of various spill protection equipment such as berms and bladders. We have also developed emergency plans in the event a significant spill does occur. Many of our projects are subject to periodic monitoring by government agencies with respect to its environmental protection plans and practices which in many circumstances must be spelled out when applying for exploration permits.

The Bureau of Mining Regulation and Reclamation (“BMRR”), in cooperation with other state, federal and local agencies, regulate mining activities in Nevada under regulations adopted in 1989. The Nevada Administrative Code (“NAC”) 445A.350-NAC 445A.447 and NAC 519A.010 - NAC 519A.415 were developed to implement the requirements of the Nevada Revised Statutes (“NRS”) 445A.300-NRS 445A.730 and (NRS) 519A.010 - NRS 519A.290. BMRR is composed of three distinct technical branches; regulation, closure and reclamation. It is the mission of BMRR to ensure that Nevada's waters are not degraded by mining operations and that the lands disturbed by mining operations are reclaimed to safe and stable conditions to ensure a productive post-mining land use. These laws and regulations are the primary pieces of legislation governing our activities which have resulted in the recognition of our reclamation obligation.

The Regulation Branch of the BMRR has responsibility for protecting waters of the State under the water pollution control regulations. The branch consists of the permitting and inspection sections. The permitting section issues Water Pollution Control Permits to ensure that the qualities of Nevada’s water resources are not impacted by mining activity. The inspection section conducts regular inspections during the life of a mining facility to confirm that operations are in compliance with permit requirements.

The Closure Branch of the BMRR also has the responsibility of protecting waters of the state under the water pollution control regulations. This branch works with facilities at the cessation of operations to ensure that all components are left chemically stable for the long term. The Closure Branch issues water pollution control permits and conducts inspections to ensure that the mine site, in the closure and post-closure period, will not degrade waters of the State.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

The Reclamation Branch of the BMRR regulates exploration and mining operations in Nevada on both private and public lands. The Branch issues permits to exploration and mining operations to reclaim the disturbance created to a safe and stable condition to ensure a productive post-mining land use. An operator must obtain a reclamation permit prior to construction of any exploration, mining or milling activity that proposes to create disturbance over 5 acres or remove in excess of 36,500 tons of material from the earth. In addition to obtaining a reclamation permit, an operator must file a surety bond with the Division or federal land manager to ensure that reclamation will be completed, should an operator default on the project.

In summary, BMRR works with industry and the public to ensure that mining operations in the state, from initial design through reclamation, do not negatively impact the environment and that the land will be returned to a productive post-mining use.

In Labrador, any exploration work carried out by mining companies on the Labrador Inuit Settlement Area land is governed by the Government of Newfoundland and Labrador, Mines & Energy, and is subject to the RSNL1990 CHAPTER M-12 MINERAL ACT [Paragraph 4(1)(a), subsections 4(2), (3) & (4) and section 44 to be proclaimed - (See subsection 4(5) and 44(2))]; Amended: 1991 c36 s74; 1992 cF-7.1 s20; 1992 c41; 1994 c14; 1995 c11; 1995 c12; 1997 c13 s44; 1998 c14; 1999 cM-15.1 s25; 2000 c10; 2002 cW-4.01 s101; 2004 c17; 2004 cL-3.1 s48; 2006 c40 s21; 2008 c53. Specific regulations on how mining companies should carry out their work while minimizing their environmental impact can be found in Environmental Guidelines for Construction and Mineral Exploration Companies.

Any exploration work on Labrador Inuit Land in Labrador is governed by the Nunatsiavut Government and is subject to the joint legislation filed on March 27, 2007 titled “NEWFOUNDLAND AND LABRADOR, REGULATION 39/07 - Mineral Exploration Standards Regulations under the Labrador Inuit Land Claims Agreement Act (O.C. 2007-153).

The amounts recorded for reclamation costs are estimates unique to a property based on estimates provided by independent consulting engineers and our assessment of the anticipated timing of future reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation. To reduce the uncertainty of the amount of the liability, we have contracted SRK Consulting to review and analyze the disturbance at each property in Nevada and estimate the cost of reclamation for each site using current dollars. This was then inflation adjusted and discounted to December 31, 2009, to arrive at the liability amount.

CAPITAL RESOURCES

At December 31, 2009, we have $147.3 million in cash (unrestricted) and short-term deposits. We also have 11,735,352 stock options (including former Aurora options) outstanding which could potentially bring an additional $82.5 million to our treasury upon exercise. At December 31, 2009, a total of 2,451,268 outstanding vested options with a weighted average exercise price of $2.79 were actually in the money. We have no outstanding debt facility upon which to draw.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

OFF-BALANCE SHEET ARRANGEMENTS

We have approximately US$3.5 million in standby Letters of Credit with a US bank for the completion of reclamation on its mineral properties in the USA. These standby letters of credit are backed, in the most part by Certificates of Deposits.

We have no other off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

We had no related party transactions during the year.

FOURTH QUARTER

In the fourth quarter of 2009, we announced that along with our Turkish strategic partner, Teck Resources Limited that a definitive agreement with Alamos Gold Inc. had been entered into for the sale of the Agi Dagi and Kirazli projects in Turkey. The sale closed on January 6, 2010.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, we are continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present there are no transactions pending that would affect our financial condition, results of operations and cash flows of any asset other than the previously indicated sale of the Agi Dagi and Kirazli properties to Alamos, which was finalized in January 2010.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) of the Exchange Act) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of the period covered by this report the design and operation of our disclosure controls and procedures are effective to ensure that information required to be disclosed in reports that it files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that our disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company and our subsidiaries to disclose material information otherwise required to be set forth in our periodic reports. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with Canadian GAAP, including reconciliation to U.S. GAAP.

Management has used the Internal Control – Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The internal controls of Aurora were not included in management’s testing due to limited operations of Aurora and various late stage personnel changes made by Aurora. Management assessed the effectiveness of the internal control over financial reporting as of December 31, 2009. As a result, our management concluded that our internal control over financial reporting were effective as at that date.

The independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an opinion on the effectiveness of our internal control over financial reporting as of December 31, 2009. The report can be found in the “Independent Auditor’s Report” included in our financial statements for the years ended December 31, 2009 and 2008 and is incorporated herein by reference.

LIMITATIONS OF CONTROLS AND PROCEDURES

Our management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error of fraud may occur and not be detected.

OTHER SUBSEQUENT EVENTS

Subsequent to December 31, 2009, we granted 2,670,000 stock options to directors and employees at exercise prices of $4.36 and $4.69, exercisable for a period of 10 years. Also 210,024 stock options were exercised for total proceeds of $455,349.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

In January 2010, we exercised the warrants we held in East Asia and sold the underlying common shares realizing an average price of $4.05 per warrant for total gross proceeds of $12.15 million.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, variables used in determining stock-based compensation and assessments of control of variable interest entities. These estimates are based on management's best judgment. Factors that could affect these estimates include, but are not limited to, risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy, changes in foreign exchange rates and changes in mineral prices.

We regularly review the net carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgment where we do not have any proven and probable reserves that would enable us to estimate future cash flows to be compared to the carrying values. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the company has the necessary funds to be able to maintain its interest in the mineral property. We believe we have made adequate accruals with respect to any significant environmental liabilities that may have been incurred to date. We have the responsibility to perform reclamation in certain jurisdictions upon completion of activities. The costs to complete this reclamation are estimated and have been accrued as a liability in the financial statements.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on our balance sheet. Management has made estimates of the life of stock options, the expected volatility and the expected dividend yields that could materially affect the fair market value of this type of security. The estimates were chosen after reviewing the historical life of the options and analyzing share price history to determine volatility.

Management also makes assumptions about the volatility of underlying share prices of its investment in warrants of other companies and the expected life of the warrant. These estimates affect the warrants value recognized and the underlying gain or loss recorded as mark to market adjustments. The estimates are chosen after analyzing the share price history and managements intentions about holding the investment.

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

Finally, management is required to estimate the value of the underlying assets and liabilities acquired on an asset acquisition, Included in the allocation of the purchase price, is the value of any employee stock options assumed in the transaction. Management has made estimates of the life of stock options, the expected volatility and the expected dividend yields that could materially affect the fair market value of this type of security. Management has also made assumptions on the recoverability of accounts receivable and prepaid expenses acquired, as well as the value of any intangible assets and mineral properties that have been acquired. Management may use significant judgement in the determination of an assets value and may look to comparable transactions for guidance or make assumptions in determining cash flows from a given asset or liability, such as suitable discount rates.

We are not currently, and have not at any time during our most recently completed financial year, been a party to, nor has any of its property been the subject of, any material legal proceedings or regulatory actions. Except as described below, we are not aware of any such proceedings or actions threatened or known to be contemplated.

LEGAL MATTERS

Last year, we disclosed that we had received a letter from New York counsel to NWG Investments Inc. (“NWG”), demanding the rescission of the share exchange transaction between the Company and NewWest, which was concluded in September 2007. To this date, no claim has been filed with any court. We believe that the threatened claim has no merit and we plan to vigorously defend ourselves should any claim be filed. Limited discussions were held with NWG during 2009. No amounts have been accrued for any potential loss under this complaint.

For further details on this legal matter and details of other legal proceedings our Company is or was a party to during the financial year, please see the disclosure in our AIF dated March 29, 2010.

FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

We are exposed in varying degrees to a variety of financial instrument related risks. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Our credit risk is primarily attributable to its liquid financial assets. We limit exposure to credit risk and liquid financial assets through maintaining our cash and equivalents, short term deposits with Canadian Chartered Banks and our reclamation deposits with A+ or higher rated US financial institutions. We do not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

We manage our capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and our holdings of cash and cash equivalents. We believe that these sources should be sufficient to cover the likely short term requirements. In the long term, we may have to issue additional shares to ensure there is sufficient capital to meet long term objectives. Our cash and equivalents are invested in business bank accounts and are available on demand for our programs, and are not invested in any asset backed deposits/investments. All financial liabilities are payable within a 90 day period and are to be funded from cash on hand.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

Market Risk

The significant market risks to which we are exposed are foreign exchange risk, interest rate risk and commodity price risk. These are further discussed below:

Foreign Exchange Risk

The results of our operations are exposed to currency fluctuations. Our operating results and financial position are reported in Canadian dollars in our consolidated financial statements. The fluctuation of the US dollar and other currencies in relation to the Canadian dollar will consequently have an impact upon our financial results and may also affect the value of our assets, liabilities and shareholders’ equity. As at December 31, 2009, we have not entered into any derivative contracts to manage foreign exchange risk at this time.

Financial instruments that impact our net loss or other comprehensive loss due to currency fluctuations include: US dollar denominated cash, accounts receivable and accounts payable. The sensitivity of our net income and other comprehensive income due to changes in the exchange rate between the US dollar and the Canadian dollar is summarized in the table below (dollar amounts in thousands):

	As at December 31, 2009
	(in thousands)
	10%	10%
	increase in USD	decrease in USD
(Increase) decrease in net income and comprehensive income	$40	($37)

Our exposure in Turkey on fluctuations of the Turkish Lira is considered minimal given lower levels of activity.

Interest Rate Risk

We are exposed to interest rate risk on our outstanding short term investments. Our policy is to invest cash at fixed and floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. We monitor this exposure and do not enter into any derivative contracts to manage this risk.

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents and short term deposits. Cash and cash equivalents receive interest based on market interest rates. Based on cash and cash equivalents and short-term deposits outstanding at December 31, 2009, with other variables unchanged, a 1% change in the interest rate would decrease (increase) our net loss by $0.4 million. There would be no significant effect on other comprehensive income.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

Commodity Price Risk

The value of our mineral resource properties and equity investments are related to the price of gold, uranium, copper and other minerals and the outlook for these minerals. We do not have any hedging or other commodity based risks respecting our operations.

Gold, uranium, copper and other mineral prices historically have fluctuated widely and are affected by numerous factors outside of our control, including, but not limited to, industrial demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Fair Value Estimation

The carrying value of our financial assets and liabilities approximate their estimated fair value.

The fair value of the asset retirement obligations are determined by discounting the value of the estimated future reclamation and property closure costs using a risk-free discount rate.

Our financial liabilities are not exposed to interest rate risk.

Equity Price Risk

Equity price risk is the risk that the fair value of, or future cash flows from our financial instruments will significantly fluctuate because of changes in market prices. We are exposed to equity price risk in trading investments and unfavorable market conditions that could result in dispositions of our investments at less than favorable prices. Additionally, we mark our investments to market at each reporting period. This process could result in significant write downs of our investments over one or more reporting periods, particularly during periods of declining resource equity markets.

CHANGES IN ACCOUNTING POLICIES

Consolidated financial statements

In January 2009, the CICA issued Section 1601, Consolidated financial statements, which replaces the existing standard. This section establishes the standards for preparing consolidated financial statements and is effective for periods beginning on or after January 1, 2011. We do not expect the adoption of this standard to have a material impact on its consolidated financial standards.

Mining exploration costs

In March 2009, the CICA issued EIC Abstract 174, “Mining Exploration Costs” (EIC-174) which supersedes EIC Abstract 126, “Accounting by Mining Enterprises for Exploration Costs”, to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs is required. EIC-174 is applicable for our interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retroactive application. The adoption of EIC-174 did not result in a material impact on our interim consolidated financial statements.

Fair Value Accounting

In September 2006, the FASB issued ASC Topic 820, the Fair Value Measurements and Disclosures Topic, which defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. ASC Topic 820 is effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued ASC Topic 820-10-15-1A, which delayed the effective date of ASC Topic 820 for certain non-financial assets and liabilities to fiscal years beginning after November 15, 2008. In October 2008, the FASB issued within ASC Topic 820, guidance for determining the fair value of a financial asset when the market for that asset is not active, whereby entities must account for revisions to fair value estimates resulting from the change in accounting estimate under ASC Topic 250, the Accounting Changes and Error Corrections Topic, but do not need to provide the disclosures required by that topic. The adoption of ASC Topic 820 did not have a material impact on our condensed consolidated financial statements.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

In April 2009, the FASB issued three updates that provide additional application guidance and enhanced disclosures regarding fair value measurements and impairments of securities:

  ASC Topic 820-10-65, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, provides additional guidelines for estimating fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the need to exercise judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive.

  ASC Topic 320-10-65 includes two updates. The first, Recognition and Presentation of Other-Than-Temporary Impairments, provides additional guidance related to the disclosure of impairment losses on securities and the accounting for impairment losses on debt securities. It does not amend existing guidance related to other-than-temporary impairments of equity securities. The second update, Interim Disclosures about Fair Value of Financial Instruments, increases the frequency of fair value disclosures. ASC Topic 320-10-65 is effective for fiscal years and interim periods ended after June 15, 2009.

These updates were effective for us beginning the second quarter of fiscal 2009. There was no financial reporting impact due to the adoption of this standard.

In August 2009, FASB issued ASU No. 2009-05, which amends Fair Value Measurements and Disclosures - Overall (ASC Topic 820-10) to provide guidance on the fair value measurement of liabilities. This update requires clarification for circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: 1) a valuation technique that uses either the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as an asset; or 2) another valuation technique that is consistent with the principles in ASC Topic 820 such as the income or market approach to valuation. The amendments in this update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate import or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. This update further clarifies that if the fair value of a liability is determined by reference to a quoted price in an active market for an identical liability, the price would be considered a Level 1 measurement in the fair value hierarchy. Similarly, if the identical liability has a quoted price when traded as an asset in an active market, it is also a Level 1 fair value measurement if no adjustments to the quoted price of the asset are required. This update is effective for our fourth fiscal quarter of 2009.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

NEW ACCOUNTING PRONOUNCEMENTS

Future Accounting Changes

Convergence with International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by public companies, will be converged with International Financial Reporting Standards (“IFRS”) effective January 1, 2011. The transition from Canadian GAAP to IFRS will be applicable for us for the first quarter of 2011 when we will prepare both the current and comparative financial information using IFRS.

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement, and disclosures. We commenced our IFRS conversion project in late 2007. With the assistance of an external expert advisor, we have completed a high level review of the major differences between Canadian GAAP and IFRS as applicable to us and assessed the options under IFRS 1 upon conversion to IFRS. We have hired additional staff to decrease our subsequent reliance on external advisors and to perform a more detailed impact assessment of the new standards on our current accounting policies.

The areas of the financial statements that were initially identified as being the most affected by the transition are: foreign currency, stock based payments and income taxes. However, only the last of these is currently thought to have a potential material impact, the quantum of which is yet to be fully assessed. There are no plans to change existing accounting policies under Canadian GAAP that are also permissible under IFRS.

This assessment has been carried out based on management’s interpretation of the current requirements, and may change as new information becomes available. It should also be noted that this is a preliminary review and full conversion exercise has yet to be completed.

Work on the effects on disclosure is also underway and an IFRS presentation and disclosure checklist is being used to identify the areas requiring focus.

Business Combinations

In January 2009, the CICA issued a new Canadian standard, Handbook Section 1582, Business Combinations. This section specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value and a requirement to recognize acquisition-related costs as expenses. Section 1582 applies prospectively to business combinations occurring on or after January 1, 2011.

OUTSTANDING SHARES

The following table outlines the common shares outstanding subsequent to the year end to March 29, 2010:

Number of
common shares
Balance, December 31, 2009	119,709,086
Shares issued on exercise of options	229,273
Balance, March 29, 2010	119,938,359

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral resources, the timing and amount of estimated production, costs of production, resource determination, timing of engineering and economic studies and exploration programs. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual risks, level of activity, performance or achievements of Fronteer to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, including risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in our AIF for the year ended December 31, 2009 incorporated by reference into our Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C and available on SEDAR at www.sedar.com.

Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We do not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Please refer to the above noted documents for a detailed description of the risks of an investment in Fronteer.

CAUTIONARY LANGUAGE REGARDING RESOURCES

Readers should refer to our AIF for the year ended December 31, 2009 and other continuous disclosure documents filed by us since January 1, 2010 available at www.sedar.com, for further information on resources, which is subject to the qualifications and notes set forth therein. Mineral resources which are not mineral reserves, do not have demonstrated economic viability.

Cautionary Note to United States investors concerning estimates of Measured, Indicated and Inferred resources: The information contained herein uses the terms “Measured”, “Indicated”, and “Inferred” resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Fronteer Development Group Inc. Management’s Discussion and Analysis, Fiscal 2009

“Mark O’Dea”	“Sean Tetzlaff”
Mark O’Dea	Sean Tetzlaff
President and Chief Executive Officer	Chief Financial Officer and
Corporate Secretary

March 29, 2010